Room 4561

May 26, 2006

Mr. Allan L. Frank
Vice President, Secretary and Chief Financial Officer
Axcess International Inc.
3208 Commander Drive
Carrollton, Texas 75006

Re: Axcess International Inc.
Revised Preliminary Proxy Statement on Schedule 14A filed May 22, 2006
File No. 0-11933

Dear Mr. Frank:

    We have reviewed your revised filing and response letter dated May 22, 2006 and have the following comments.

Revised Preliminary Proxy Statement on Schedule 14A

Proposal 3, page 16

1.   We note your response to comment 3 of our letter dated May 16, 2006. Please revise your disclosure to clarify whether the board of directors approved the certificates of designation for your various series of preferred stock under prior blank check preferred stock authority in which subsequent stockholder approval is not required to validly create and authorize such series of preferred stock.

2.   With respect to your revised disclosure in response to comment 6 of our letter dated May 16, 2006, please also discuss any other anti-takeover mechanisms that may be present in your governing documents or otherwise.

Proposal 4, page 17

3.   We note your response to comment 7 of our letter dated May 16, 2006 stating the difference in the ratification action presented to stockholders as opposed to approval for the actual issuances of the preferred stock. Notwithstanding such difference and the no effect a negative vote by stockholders would have on the actual transactions, it appears to us that asking stockholders to ratify the necessary steps for the sale of preferred stock to occur would necessitate that such stockholders be afforded the same information as

would be required if stockholder approval was being sought. Items 11 and 13 set forth the necessary information to be included in a Schedule 14A in order to provide stockholders sufficient information to make an informed decision as to whether to approve a stock issuance. If stockholders are being asked to ratify such action after the fact, such information would also appear to be necessary in order to allow stockholders the ability to make an informed decision as to ratification. With respect to your alternative argument, please advise us how the transactions for which you seek ratification were undertaken at fair value. Shares of preferred stock with preferences and rights superior to that of common stock were sold at $.85 per share at times when your common stock was trading at prices above $.85 per share.

*   *   *   *

As appropriate, please amend your filing, as necessary, in response to these comments. Responses to our comments on your filing should be provided to us within 10 business days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Daniel Lee at (202) 551-3477, or Anne Nguyen, Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Craig Ongley, Esq.
        Vial, Hamilton, Koch & Knox, LLP
        Facsimile: (214) 712-4402